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                            June 1, 2022

       Russell T Kelley
       Chief Financial Officer
       Ranger Oil Corp
       16285 Park Ten Place, Suite 500
       Houston, TX 77084

                                                        Re: Ranger Oil Corp
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 8, 2022
                                                            File No. 001-13283

       Dear Mr. Kelley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis
       Liquidity and Capital Resources, page 57

   1. We note that you report within earning releases filed on Form 8-K (e.g. as on March 8,
                                                        2022 and May 4, 2022)
the non-GAAP measures of Discretionary Cash Flow and Free
                                                        Cash Flow, along with a
compound reconciliation based on your non-GAAP measure of
                                                        Adjusted EBITDAX,
contrary to the requirements in   244.100 of Regulation G, which
                                                        requires, for each
non-GAAP measure that you report, (i) a presentation of the most directly comparable
GAAP financial measure, and (ii) a reconciliation between the most directly comparable
GAAP financial measure and the non-GAAP measure.

                                                        Given your
characterization of the measures as representing cash flows, also considering that your measure of
Free Cash Flow is derived from your measure of Discretionary Cash
                                                        Flow, and is described
as illustrating your ability to generate cash flows from
 Russell T Kelley
FirstName
Ranger Oil LastNameRussell T Kelley
            Corp
Comapany
June 1, 2022NameRanger Oil Corp
June 1,
Page 2 2022 Page 2
FirstName LastName
         the business, it appears that you should utilize Net cash provided by operating activities in accordance with GAAP as the most directly comparable GAAP financial measure. Please submit the revisions that you propose for future earnings releases having these non-GAAP measures to comply with the aforementioned requirements.
Financial Statements
Note 3 - Summary of Significant Accounting Policies
Noncontrolling Interest, page 76

2. We note your disclosure explaining that the noncontrolling interest represents the ownership interest held by Juniper and that when your relative ownership interest in the partnership changes, adjustments to noncontrolling interest and additional paid-in-capital will occur. We also understand from your disclosure in the third paragraph on page
         81 that you regard the partnership as a VIE and Ranger Oil as the primary beneficiary, and have consolidated the partnership on this basis.

         You indicate that the common units are "optionally redeemable" by the holder for a fixed number of shares on a one-for-one basis, that there is no fixed or determinable date or fixed or determinable price for redemption, and that you may settle redemption with either cash or Class A common shares.

         Please expand your disclosures under Principles of Consolidation on page 74 and
         Noncontrolling interest on page 76, as appropriate, to describe (i) the structure of your arrangement with the partnership, its direct investors, and the general partner, (ii) the significant judgments and assumptions made in your primary beneficiary assessment, and
         (iii) qualitative and quantitative information about your involvement with the partnership to comply with FASB ASC 810-10-50-5A.

         This information should include quantification of the economic interests held by Ranger
         Oil in the VIE during the periods covered by your report, an outline of the circumstances under which it is reasonably possible that your relative ownership interest would change, and an explanation of how any cash settlement amounts would be determined and considered in making a settlement election in response to a redemption notice.
Note 4 - Transactions, page 78

3. We note that you disclose the purchase price allocation for your acquisition of Lonestar
         Resources US Inc. on page 79, and ascribe the $163.2 million purchase price to the shares issued to complete the transaction in your Statements of Equity on page 73, where you also report a reclassification of $57.6 million from paid-in-capital to noncontrolling interest, which is labeled as "Change in ownership related to the Lonestar Acquisition."

         This amount appears to correspond to disclosure in Note 17 - Earning Per Share on page
         101, where it is described as "Change in ownership of consolidated subsidiaries" and is utilized to reduce Net income (loss) attributable to common shareholders, to yield an
 Russell T Kelley
FirstName
Ranger Oil LastNameRussell T Kelley
            Corp
Comapany
June 1, 2022NameRanger Oil Corp
June 1,
Page 3 2022 Page 3
FirstName LastName
         amount that is labeled "Change from net income (loss) attributable to common shareholders and transfers to Noncontrolling interest." However, the utility of that computation and result is unclear from the accompanying disclosures.

         In your footnote to the table, you explain that the adjustment is made "...to reflect the change in ownership structure that was effective at October 5, 2021 relating to the noncontrolling interest arising from the Juniper Transactions on January 15, 2021," and on page 82 you also indicate that a change in ownership of the noncontrolling interest occurred in connection with the acquisition of Lonestar.

         Tell us how the adjustment is correlated with both the Lonestar and Juniper transactions as suggested by your disclosures and labeling, explain how the amount is utilized in or associated with your earnings per share computations, and if you have apportioned equity in your acquisition of Lonestar Resources US Inc. to the noncontrolling interest holders established earlier in 2021, tell us why this does not appear in your purchase price allocation on page 79, considering FASB ASC 805-20-50-1(e) and FASB ASC 805-10-
         55-41 (Example 5), or in the pro forma presentation that you provided on page 134 of the
         August 23, 2021 Form S-4 to illustrate the effects of the transaction.

         Submit the revisions that you propose to address the forgoing concerns, as would clarify the origins, associations, and relevance of the adjustment, along with the manner of computation. Please clarify the extent and manner of any change in the percentage of the noncontrolling interest in the partnership during the period.
Note 15 - Shareholders' Equity, page 97

4. We understand that you effected a recapitalization on October 6, 2021 in which two classes of common shares replaced the then outstanding common and preferred shares, and we see that you have made corresponding changes in your parenthetical notations of the outstanding numbers of Class A and Class B common shares on page
71.

         Accordingly, it appears that you should revise your Statements of Equity on page 73 (i) to identify the share activity that you currently report as representing the Class A common shares, and (ii) to add columns for the shares and amounts corresponding to the Class B common shares, to satisfy the disclosure requirements of FASB ASC 505-10-50-2, also consistent with guidance in SAB Topic 4:C and Rule 3-04 of Regulation S-X.

         Please also expand your disclosures under this heading to cover the pertinent rights and privileges of the Class A and Class B common shares, as may encompass and summarize the economic, voting, and redemption provisions associated with these instruments, as outlined in Exhibit 3.1 to the Form 10-K, referencing Exhibit 3.2 to the Form 8-K that you filed on October 7, 2021, to comply with FASB ASC 505-10-50-3. Russell T Kelley
Ranger Oil Corp
June 1, 2022
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameRussell T Kelley                        Sincerely,
Comapany NameRanger Oil Corp
                                                          Division of
Corporation Finance
June 1, 2022 Page 4                                       Office of Energy &
Transportation
FirstName LastName